SUPPLEMENT Dated September 2, 2014
To the Current Prospectus For:

Voya GoldenSelect Access

Issued by Voya Insurance and Annuity Company
Through Its Separate Account B

This supplement updates the prospectus for your variable annuity contract and describes a change to your living benefit rider and an offer we are making available for a limited time. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please contact your financial representative or contact us at 1-877-235-8564. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

ENHANCED ANNUITIZATION OFFER AND WAIVER OF WAITING PERIOD FOR ANNUITIZATION FOR
CONTRACTS WITH THE MINIMUM GUARANTEED INCOME BENEFIT RIDER

Overview. Voya Insurance and Annuity Company (the "Company") is endorsing certain versions of the Minimum Guaranteed Income Benefit Rider (the "MGIB Rider") to (i) make an Enhanced Annuitization Offer (the "Enhancement Offer") to eligible contract owners who purchased the MGIB Rider and who choose to annuitize under the MGIB Rider on November 14, 2014 (the "Special Exercise Date") and (ii) waive the 10-year waiting period (the "Waiver") for annuitization under the MGIB Rider for contract anniversaries occurring on or after January 15, 2015.

As part of the Enhancement Offer, if you choose to annuitize (*i.e.*, begin receiving income phase payments) under the MGIB Rider on the Special Exercise Date, we will increase the MGIB Benefit Base, which is used to determine income phase payments under the MGIB Rider, by 10%. This increased amount is known as the Enhanced MGIB Benefit Base. **You are not required to accept the Enhancement Offer or annuitize under the Waiver, and you do not need to take any action if you do not want to accept the Enhancement Offer. The Enhancement Offer is an offer to enhance the benefit base used to determine annuity payments under the MGIB Rider. It <u>is not</u> an offer to enhance your Contract's cash surrender value in exchange for surrendering your contract.**

Additional details regarding the Enhancement Offer and the Waiver are provided below. At this time we are limiting the Waiver and Enhancement Offer to contract owners who have purchased certain versions of the MGIB Rider. To see if you are eligible to participate, please see "How do I know if I am eligible for the Waiver or to participate in the Enhancement Offer" on page 4 of this supplement. For more information about the MGIB Rider, please see your prospectus.

The Enhancement Offer and Waiver will not be appropriate for all contract owners and it may not be in your best interest to accept the Enhancement Offer or annuitize under the Waiver. By accepting the Enhancement Offer or Waiver, you are giving up the potential for your contract value and the MGIB Benefit Base to increase over time. You should carefully review this supplement and make sure you understand the terms of the Enhancement Offer and the Waiver prior to making a decision on whether or not to annuitize under the MGIB Rider. Your financial professional can help you understand whether the Enhancement Offer or Waiver would be appropriate for you.

How does the Enhancement Offer work? The Enhancement Offer is being made for a 60-day period, which we call the Offer Window, during which you can choose to accept the Enhancement Offer and begin income phase payments on the Special Exercise Date. There is no fee associated with accepting the Enhancement Offer. If you choose to accept the Enhancement Offer, the MGIB Benefit Base will be increased by 10% to determine your Enhanced MGIB Benefit Base.

The 10-year waiting period under the MGIB Rider will be waived for those that accept the Enhancement Offer. If you do not elect the Enhancement Offer, the waiting period will also be waived as of January 15, 2015 as further described below, however the Enhanced MGIB Benefit Base will no longer be available after the Offer Window.

Enhanced MGIB Benefit Base. If you choose to accept the Enhancement Offer, we will calculate the MGIB Benefit Base on the Special Exercise Date in the same manner as described in your MGIB Rider and your prospectus (including applicable maximums on the MGIB Rollup Base). We will then multiply the MGIB Benefit Base by 110% to determine the Enhanced MGIB Benefit Base. We will then determine the MGIB annuity income by multiplying the Enhanced MGIB Benefit Base (adjusted for any Market Value Adjustment and premium taxes) by the MGIB income factors specified in your rider for the MGIB annuity option you selected, and then dividing by $1,000.

Please note that, like the MGIB Benefit Base, the Enhanced MGIB Benefit Base is only a calculation used to determine MGIB annuity income. The Enhanced MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of the Contract's cash surrender value or death benefit. If you do not choose to annuitize the MGIB Rider on the Special Exercise Date, the normal MGIB Benefit Base will apply if you later annuitize under the MGIB Rider. Appendix A to this supplement provides hypothetical examples of how the Enhanced MGIB Benefit Base may impact MGIB annuity income. In certain situations, including for example if your contract value is greater than the Enhanced MGIB Benefit Base, the Enhancement Offer will not provide a greater payment to you.

How will I be notified about the Offer Window? You will receive a letter prior to the beginning of the Offer Window which specifies the Offer Window. The letter will also provide your current Accumulation Value, your estimated MGIB Benefit Base and your estimated Enhanced MGIB Benefit Base that will be used to calculate your income phase payments should you choose to accept the Enhancement Offer. Because your MGIB Benefit Base may fluctuate, we will not know the actual Enhanced MGIB Benefit Base until we calculate it on the Special Exercise Date. However, the Enhanced MGIB Benefit Base on the Special Election Date will be equal to or higher than the estimated Enhanced MGIB Benefit Base shown in the letter, although any withdrawals taken or reallocations to Special Funds prior to the start of the annuity payments may affect the payment amount. If you choose to accept the Enhancement Offer, you will receive an endorsement to your Contract which will provide for the Enhanced MGIB Benefit Base.

How does the Waiver work? The MGIB Date is the date you begin receiving income phase payments under the MGIB Rider. If you purchased the MGIB Rider on the contract date or added the MGIB Rider within 30 days following the contract date, the earliest MGIB Date is the contract anniversary on or after the tenth contract anniversary. If you added the MGIB Rider at any other time, the earliest MGIB Date is the contract anniversary occurring at least 10 years after the date when you added the MGIB Rider. We will begin waiving these 10-year waiting periods beginning on January 15, 2015. You will be able to annuitize under the MGIB Rider during any upcoming contract anniversary on or after that date, **however the enhanced value to the MGIB Benefit Base that is part of this Enhancement Offer will no longer be available**. You will receive an endorsement to your Contract prior to January 15, 2015 providing for the Waiver.

Who should I contact if I wish to accept the Enhancement Offer or the Waiver? To accept the Enhancement Offer, you may complete the form included with your offer letter or contact us at (877) 235-8564 at any time during the Offer Window. You may annuitize pursuant to the Waiver by contacting us at (877) 235-8564 any time prior to the contract anniversary on which you wish to annuitize under the MGIB Rider.

What MGIB annuity options are available if I accept the Enhancement Offer or annuitize pursuant to the Waiver? If you choose to accept the Enhancement Offer or choose to annuitize under the MGIB Rider pursuant to the Waiver or at a later date, you may choose from any of the MGIB annuity options available under the MGIB Rider. You should consider all of your options prior to accepting the Enhancement Offer and discuss your personal situation with your financial advisor.

Will I incur Surrender Charges or be subject to a Market Value Adjustment (MVA) if I accept the Enhancement Offer or annuitize pursuant to the Waiver? We will waive surrender charges if you accept the Enhancement Offer and begin income phase payments on the Special Exercise Date. If the surrender charge period on your Contract has not expired, you will be subject to applicable surrender charges if you choose to annuitize under your Contract or under the MGIB Rider on a date other than the Special Exercise Date, including if you annuitize pursuant to the Waiver. The surrender charge schedule is described in your prospectus and in your Contract.

If you are invested in a Fixed Interest Allocation, and the date you choose to begin income phase payments (including the Special Exercise Date) does not end on or within 30 days of the end of the guaranteed interest period, you will be subject to a positive or negative Market Value Adjustment. A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates have risen during the guaranteed interest period the Market Value Adjustment may be negative and reduce your contract value. On the other hand, if interest rates have fallen, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. For Additional information, please see the heading "Market Value Adjustment" in the Fixed Account I appendix of your prospectus.

We cannot provide advice on whether you should accept the Enhancement Offer or Waiver and incur such charges and adjustments. You should discuss with your financial adviser whether in your individual situation, the value of the Enhancement Offer or Waiver after incurring applicable MVA or surrender charges, if any, outweighs the value of waiting to annuitize at a time when such charges and adjustments would not apply.

What does it mean to annuitize under the MGIB Rider, and what will happen to my Death Benefit? If you fully annuitize under the MGIB Rider pursuant to the Enhancement Offer or the Waiver, your MGIB Rider will terminate and you will enter the income phase of your Contract. This means you will no longer be able to contribute premium payments to the Contract or potentially grow your contract value or MGIB Benefit Base and you also will no longer be invested in any subaccounts. Once you have chosen to annuitize it cannot be undone.

Annuitizing pursuant to the Waiver and/or accepting the Enhancement Offer will have the same impact on any death benefits as annuitizing under the Contract or the MGIB Rider at any other time. Upon full annuitization, the death benefit under your Contract as well as any death benefit rider you purchased with your Contract will terminate. If any contract owner or the annuitant dies after the income phase begins, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time. For more information regarding your death benefit, please see the "Death Benefit Choices" section of your prospectus. You should consider whether annuitizing under the MGIB Rider is more important to you than retaining the Contract death benefit or any death benefit rider you purchased with your Contract.

Do I need to annuitize the entire MGIB Benefit Base to participate in the Enhancement Offer or annuitize pursuant to the Waiver? No, the MGIB Rider allows you to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB Rider one time during the life of your Contract. If you elect the Enhancement Offer, you may elect to do this on the Special Exercise Date. Any portion of the MGIB Benefit Base annuitized on the Special Exercise Date will receive the 10% increase, however any portion of the MGIB Benefit Base not annuitized on the Special Exercise Date will not receive this increase. Your contract value and death benefit will be reduced on a pro-rata basis based on the portion of the MGIB Benefit Base annuitized prior to adding the 10% increase. As described above, surrender charges may apply if you annuitize a portion of the MGIB Benefit Base on a date other than the Special Election Date. Choosing to annuitize only a portion of the MGIB Benefit Base will not impact your ability to make additional premium payments, see "Purchase and Availability of the Contract" in the "The Annuity Contract" section of your prospectus. For information about the taxation of annuity payments, including partial annuitizations, please see "Taxation of Annuity Payments" in the "Federal Tax Considerations" section of your prospectus. **Please consult your tax adviser before annuitizing only a portion of the MGIB Benefit Base, as the taxation of this election is uncertain.**

Why is the Company providing the Waiver and making the Enhancement Offer? The Company believes that the Enhancement Offer may be beneficial to our contract owners who would like to take advantage of the opportunity to annuitize under the MGIB Rider prior to the end of the 10-year waiting period and receive a higher level of income phase payments due to the Enhanced MGIB Benefit Base. We also believe that the Waiver may be beneficial to our contract owners who would like to annuitize under the MGIB Rider at some point following the end of this year but prior to the expiration of the rider's 10-year waiting period.

The Company is taking steps, such as providing the Waiver and making the Enhancement Offer, to reduce the Company's risks associated with a block of variable annuity contracts that are no longer offered for sale. Providing guarantees under the MGIB Rider may be costly to the Company, particularly during periods of extended low interest rates, declining equity markets as well as high volatility in either equity markets or interest rates. If you accept the Enhancement Offer or annuitize under the Waiver, the costs incurred by the Company to provide the MGIB Rider may be reduced.

How do I know if I am eligible for the Waiver or to participate in the Enhancement Offer? At this time we are making the Waiver and the Enhancement Offer available to contract owners who have purchased certain versions of the MGIB Rider with a form number of IU-RA-1047(1/05) except for Contracts in Oregon.

We may make the Waiver and/or the Enhancement Offer available for MGIB Riders with different form numbers and/or different states in the future. Eligible contract owners will receive this prospectus supplement, as well as the letter and endorsements described above.

What happens if I don't take any action? If you take no action, the Enhancement Offer will expire at the end of the Offer Window. The Waiver will remain available to you.

What are some factors I should consider in deciding whether to annuitize pursuant to the Waiver or accept the Enhancement Offer? We urge you to carefully review this prospectus supplement and discuss the Waiver and the Enhancement Offer with your financial professional and tax advisor prior to making a decision to annuitize under the MGIB Rider. Once you have chosen to annuitize it cannot be undone. In deciding whether to annuitize pursuant to our Enhancement Offer or Waiver, you should consider all factors relevant to your personal situation. Some of the factors you may wish to consider are:

- We determine the highest amount of income that will be available to you after taking into account your contract value applied to current income factors, your contract value applied to the

Contract's guaranteed income factors, and the MGIB Benefit Base applied to the MGIB rider income factors. Because the MGIB Rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the Contract's applicable annuity factors. **If your contract value exceeds the MGIB Benefit Base or Enhanced MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider.**

- The current value of your contract value, your MGIB Benefit Base, and the value of the Contract's death benefit, as well as the extent to which you believe these values may continue to grow if you defer annuitization until a later date (in particular, you should take into account the roll-up and ratchet features of your MGIB Rider, which may operate to increase your MGIB Benefit Base).
- Your desired level of income payments and the period you will receive such income payments should be considered when choosing an income option. Period certain options may result in a higher dollar amount per payment, but it is important to note that payments will stop at the end of the period certain. For example, under a "20 Years Period Certain" annuity option, all payments will stop after 20 years. If you desire income for your lifetime, you should consider the life contingent payout options. Appendix B to this supplement provides hypothetical examples of the potential differences in annual payments and total benefits that may be paid under different MGIB annuity options.
- Whether it is important for you to leave a death benefit to your beneficiaries.
- The fact that the longer you wait to annuitize, the greater the potential for higher income phase payments if your contract value and/or MGIB Benefit Base increases. Additionally, for life contingent annuitization options, the longer you wait to annuitize the larger the income factor used to determine your annuity income will be (which means higher income phase payments) regardless of whether you annuitize under your MGIB Rider or under the Contract.
- Whether your need for MGIB income is more important to you than the ability to make withdrawals of contract value from your Contract or to surrender or exchange your Contract at a later date (and the tax consequences of annuitization, withdrawal, and surrender).
- Whether your need for MGIB income is more important to you than the tax deferral provided during the accumulation phase of the Contract.
- Whether the value of the Enhancement Offer or Waiver after incurring applicable MVA or surrender charges, if any, outweighs the value of waiting to annuitize at a time when such charges and adjustments would not apply.
- With respect specifically to the Enhancement Offer:
  - If your contract value is greater than your Enhanced MGIB, accepting the Enhancement Offer would not provide any additional benefit to you.
  - If the increased MGIB annuity income that you will receive due to the Enhanced MGIB Benefit Base and the ability to begin receiving annuity income now is more valuable to you than continuing your Contract's accumulation phase and the potential for growth of your contract value, MGIB Benefit Base, and death benefit.
  - How the MGIB annuity options compare to the annuity options of the Contract's cash surrender value otherwise available under the Contract as described in your prospectus under the heading "The Annuity Options".

We cannot provide you with advice as to how to consider these factors and how they may affect you personally, nor can we provide advice regarding any potential future increases or decreases of either your contract value or the value of any living benefit or death benefit. Please discuss with your financial professional whether the Enhancement Offer or Waiver is suitable for you based on your particular circumstances.

What else do I need to know?

We reserve the right to terminate or modify the Enhancement Offer at any time prior to our receipt of your acceptance, and to reject any request to accept the Enhancement Offer. In addition, we reserve the right to offer different and more or less favorable terms to you or other contract owners in the future if we choose to make new or different offers available. By accepting the Enhancement Offer or annuitizing pursuant to the Waiver you may not be able to participate in such future offers.

You should discuss these offers with your financial representative to determine whether accepting the Enhancement Offer or annuitizing pursuant to the Waiver is suitable for you given your unique financial position and future financial, retirement, and insurance needs. You should not annuitize under the MGIB Rider unless you determine, after consulting with your financial representative, that doing so is more beneficial to your needs than continuing to maintain your Contract and/or annuitizing under the Contract or under the MGIB Rider at a later date. You should discuss the tax impact of accepting the Enhancement Offer or annuitizing under the Waiver with your tax advisor.

You may want to discuss these offers with the beneficiaries named in your Contract to determine whether you need the death benefit protection provided under the Contract.

We will not compensate your financial professional based on whether or not you annuitize under the MGIB Rider pursuant to the Waiver or our Enhancement Offer, however if your financial professional is currently receiving ongoing selling compensation, they will no longer receive such compensation if you annuitize your contract. Accordingly, your financial professional may have an incentive to recommend whether or not you should annuitize under the Waiver or accept the Enhancement Offer. For example, by not annuitizing at this time, your contract value may continue to grow and the commissions paid to your financial professional or firm may continue and/or increase. In addition, if you do not annuitize and later choose to exchange your Contract for another product, your financial professional may receive compensation in connection with such exchange. For more information regarding the compensation we may pay to your financial professional, please see your prospectus under the heading "Selling the Contract".

Hypothetical Examples of How the Enhanced MGIB Benefit Base may Impact MGIB Annuity Income

Example 1: Enhanced MGIB Benefit Base is significantly larger than Contract Value. Enhanced MGIB Benefit Base produces a larger income payment than Contract Value			
Age		Contract with MGIB Rider	Contract with MGIB Rider and Enhanced MGIB Benefit Base
65	Contract Value	$170,000	$170,000
	MGIB Benefit Base	$200,000	
	Enhanced MGIB Benefit Base		$220,000
	Contract Annuity Factor	4.69	4.69
	MGIB Annuity Factor	4.43	4.43
	Contractual Monthly Income	$797	$797
	MGIB Monthly Income	$886	$975
	Actual Monthly Income	$886	$975
Example 2: Enhanced MGIB Benefit Base is larger than the Contract Value. Enhanced MGIB Benefit Base produces a larger income payment than Contract Value even though the MGIB Benefit Base produced a smaller income payment than the Contract Value			
Age		Contract with MGIB Rider	Contract with MGIB Rider and Enhanced MGIB Benefit Base
65	Contract Value	$200,000	$200,000
	MGIB Benefit Base	$200,000	
	Enhanced MGIB Benefit Base		$220,000
	Contract Annuity Factor	4.69	4.69
	MGIB Annuity Factor	4.43	4.43
	Contractual Monthly Income	$938	$938
	MGIB Monthly Income	$886	$975
	Actual Monthly Income	$938	$975
Example 3: Enhanced MGIB Benefit Base is slightly larger than Contract Value. However, the Contract Value produces a larger income payment than the Enhanced MGIB Benefit Base			
Age		Contract with MGIB Rider	Contract with MGIB Rider and Enhanced MGIB Benefit Base
65	Contract Value	$210,000	$210,000
	MGIB Benefit Base	$200,000	
	Enhanced MGIB Benefit Base		$220,000
	Contract Annuity Factor	4.69	4.69
	MGIB Annuity Factor	4.43	4.43
	Monthly Income	$985	$985
	MGIB Monthly Income	$886	$975
	Actual Monthly Income	$985	$985

All Values are hypothetical and reflect a Life with 10 Year Period Certain annuitization option.

APPENDIX B

Hypothetical Examples of Annuitization Payments for Different MGIB Annuitization Options

The examples below demonstrate the potential differences in annual benefit payments based on a hypothetical annuitization of a $100,000 Enhanced MGIB Benefit Base.

Example 1: Annual benefit payments are shown below based upon annuitization at 65. If the 20-years Period Certain only option is elected, after 20 years, no additional payments will be made.			
	Life with 20 Years Certain	Life with 10 Years Certain	20 Years Certain
Annual Enhanced Benefit Payment	$4,512	$4,824	$5,772
Payments in year 11	$4,512	$4,824[1]	$5,772
Payments in year 21	$4,512[1]	$4,824[1]	$0

Example 2: Annual benefit payments are shown below based upon annuitization at 70. If the 20-years Period Certain only option is elected, after 20 years, no additional payments will be made.			
	Life with 20 Years Certain	Life with 10 Years Certain	20 Years Certain
Annual Enhanced Benefit Payment	$5,196	$6,228	$5,772
Payments in year 11	$5,196	$6,228[1]	$5,772
Payments in year 21	$5,196[1]	$6,228[1]	$0

Example 3: Annual benefit payments are shown below based upon annuitization at 75. If the 20-years Period Certain only option is elected, after 20 years, no additional payments will be made.			
	Life with 20 Years Certain	Life with 10 Years Certain	20 Years Certain
Annual Enhanced Benefit Payment	$5,412	$6,756	$5,772
Payments in year 11	$5,412	$6,756[1]	$5,772
Payments in year 21	$5,412[1]	$6,756[1]	$0

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[1] If annuitant is alive.